                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                   LADENBURG THALMANN FINANCIAL SERVICES, INC.
                   -------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    50575Q102
                                    ---------
                                 (CUSIP NUMBER)


                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

-------------------------------                        -------------------------
CUSIP NO. 50575Q102                                           PAGE 2 OF 10 PAGES
-------------------------------                        -------------------------




================================================================================
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person
                             NEW VALLEY CORPORATION
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)               WC
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
         [ ]
--------------------------------------------------------------------------------
         Citizenship or Place of Organization
6        Delaware
================================================================================
                       7    Sole Voting Power

                                3,944,216 (represents shares acquirable upon
                                conversion of Notes and exercise of Warrants)
                     -----------------------------------------------------------
                       8    Shared Voting Power

                                    - 0 -
                     -----------------------------------------------------------
Number of Shares       9    Sole Dispositive Power
Beneficially Owned
by Each Reporting               3,944,216 (represents shares acquirable upon
Person With                     conversion of Notes and exercise of Warrants)

                     -----------------------------------------------------------
                      10    Shared Dispositive Power

                                    - 0 -
================================================================================
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,944,216 (represents shares acquirable upon conversion of Notes and exercise of Warrants)
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                 8.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)              CO
================================================================================

-------------------------------                        -------------------------
CUSIP NO. 50575Q102                                           PAGE 3 OF 10 PAGES
-------------------------------                        -------------------------



================================================================================
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person
                            NEW VALLEY HOLDINGS, INC.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)                       N/A
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
         [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
================================================================================
                        7    Sole Voting Power
                                                                 - 0 -
                     -----------------------------------------------------------
                        8    Shared Voting Power
                                                                 - 0 -
                     -----------------------------------------------------------
Number of Shares        9    Sole Dispositive Power
Beneficially Owned                                               - 0 -
by Each Reporting
Person With
                     -----------------------------------------------------------
                       10    Shared Dispositive Power
                                                                 - 0 -
================================================================================
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                 - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                  0%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO; HC
================================================================================

-------------------------------                        -------------------------
CUSIP NO. 50575Q102                                           PAGE 4 OF 10 PAGES
-------------------------------                        -------------------------



================================================================================
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person
                                VGR HOLDING INC.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)                       N/A
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
         [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
================================================================================
                        7    Sole Voting Power
                                                                 - 0 -
                     -----------------------------------------------------------
                        8    Shared Voting Power
                                                                 - 0 -
                     -----------------------------------------------------------
Number of Shares        9    Sole Dispositive Power
Beneficially Owned
by Each Reporting
Person With                                                      - 0 -
                     -----------------------------------------------------------
                       10    Shared Dispositive Power
                                                                 - 0 -
================================================================================
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                  0%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO; HC
================================================================================

-------------------------------                        -------------------------
CUSIP NO. 50575Q102                                           PAGE 5 OF 10 PAGES
-------------------------------                        -------------------------



================================================================================
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person
                                VECTOR GROUP LTD.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)                       N/A
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
         [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware

================================================================================
                        7    Sole Voting Power
                                                                 - 0 -
                     -----------------------------------------------------------
                        8    Shared Voting Power
                                                                 - 0 -
                     -----------------------------------------------------------
Number of Shares        9    Sole Dispositive Power
Beneficially Owned                                               - 0 -
by Each Reporting
Person With
                     -----------------------------------------------------------
                       10    Shared Dispositive Power
                                                                 - 0 -
================================================================================
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                  0%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO; HC
================================================================================

-------------------------------                        -------------------------
CUSIP NO. 50575Q102                                           PAGE 6 OF 10 PAGES
-------------------------------                        -------------------------



================================================================================
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person
                                BENNETT S. LEBOW
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)                       N/A
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
         [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States
================================================================================
                        7    Sole Voting Power
                                                               4,193,741
                     -----------------------------------------------------------
                        8    Shared Voting Power
                                                                 164,974
                     -----------------------------------------------------------
Number of Shares        9    Sole Dispositive Power
Beneficially Owned
by Each Reporting                                              4,193,741
Person With
                     -----------------------------------------------------------
                       10    Shared Dispositive Power
                                                                 164,974
================================================================================
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               4,358,715

--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                 10.4%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)              IN
================================================================================

         This Amendment No. 3 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.0001 per share (the "Common Stock"), of Ladenburg Thalmann Financial Services, Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 4.  Purpose of Transactions.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On November 30, 2001, New Valley announced that it would distribute its 22,543,158 shares of the Company's Common Stock to holders of New Valley common shares through a special dividend. The special dividend has been accomplished through a pro rata distribution of the Company's shares, paid on December 20, 2001 to New Valley holders of record as of December 10, 2001. New Valley stockholders received 0.988 of a Company share for each share of New Valley. A copy of the New Valley press release is incorporated by reference to Exhibit M.

         On November 30, 2001, Vector Group Ltd. ("VGR"), which owns 56.3% of the New Valley common shares, announced that it would, in turn, distribute the 12,694,929 shares of the Company's Common Stock that it would receive from New Valley to the holders of VGR common stock as a special dividend. The special dividend by VGR was made through a pro rata distribution of the Company's shares, paid on December 20, 2001 to VGR holders of record as of December 10, 2001. VGR stockholders received 0.348 of a Company share for each share of VGR. A copy of the VGR press release is incorporated by reference to Exhibit N.

         Following completion of the special dividend of the Company's shares, New Valley's wholly-owned subsidiary, NVCC, continues to hold $8,010,000 principal amount of the Company's senior convertible promissory note, convertible into 3,844,216 shares of Common Stock, and New Valley holds a warrant to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share. New Valley intends within a 12-month period from November 30, 2001 to distribute to its stockholders the remaining interests of New Valley and its subsidiaries in the Company's Common Stock.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended to read as follows:

         (a) As of the date hereof, New Valley beneficially owns 3,944,216 shares of Common Stock of the Company, which constitute approximately 8.6% of the 45,969,427 shares of Common Stock of the Company outstanding (based on the 42,025,211 shares outstanding as of December 7, 2001 as reported in the Company's prospectus dated December 7, 2001, the issuance of 3,844,216 shares assuming conversion of the convertible note held by NVCC, and the issuance of 100,000 shares assuming conversion of the Warrant held by New Valley).



                               Page 7 of 10 Pages

         In connection with the special dividends of the Company's shares by New Valley and VGR, directors and executive officers of the Reporting Persons who were stockholders of New Valley or VGR will receive distributions of Common Stock of the Company. Following completion of the distributions, the following directors and executive officers of the Reporting Persons will beneficially own shares of the Company's Common Stock: Bennett S. LeBow (758,205 direct and 3,600,510 indirect) - 4,358,715 shares (10.4%); Howard M. Lorber (1,498,111 direct and 5,320 indirect) - 1,503,431 shares (3.6%); Richard J. Lampen - 38,367 shares; Marc N. Bell - 19,183 shares; J. Bryant Kirkland III - 17,265 shares; Joselynn D. Van Siclen - 4,185 shares; Robert J. Eide - 11,367 shares; Jeffrey
S. Podell - 11,711 shares; Jean E. Sharpe - 7,682 shares; and Henry Beinstein - 11,361 shares. Unless otherwise indicated, beneficial ownership represents less than 1.0% of the outstanding shares of Common Stock and is direct.

         (b) As of the date hereof, with respect to the 3,844,216 shares of Common Stock acquirable by NVCC and the 100,000 shares of Common Stock acquirable by New Valley upon exercise of its Warrant, New Valley exercises both sole voting power and sole dispositive power.

         As of the date hereof, the 4,358,715 shares of Common Stock beneficially owned by Mr. LeBow include 758,205 shares of Common Stock held directly by Mr. LeBow, 3,325,200 shares of Common Stock held by LeBow Gamma Limited Partnership, a Nevada limited partnership, 110,336 shares held by LeBow Alpha LLLP, a Delaware limited liability limited partnership, and 164,974 shares held by The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation. Mr. LeBow indirectly possesses sole voting power and sole dispositive power over the shares of Common Stock held by the partnerships. LeBow Holdings Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership, and is the general partner of LeBow Alpha LLLP. Mr. LeBow is a director, officer and sole stockholder of LeBow Holdings Inc. and a director and officer of LeBow Gamma Inc. Mr. LeBow and family members serve as directors and executive officers of the Foundation, and Mr. LeBow possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation's shares of Common Stock.

         Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Common Stock of the Company acquirable by NVCC and New Valley since Mr. LeBow is the direct or indirect beneficial owner of approximately 35.4% of the common stock of VGR, which in turn owns 100% of the capital stock of VGR Holding, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn, together with VGR Holding holds approximately 56.3% of the common shares of New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Common Stock of the Company acquirable by NVCC and New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Common Stock of the Company acquirable by NVCC and New Valley and share the voting and dispositive powers with regard to these securities. Except as disclosed in Item 5(a) or as previously reported with respect to the grant of options to acquire the Company's Common Stock issued to Messrs. LeBow, Lorber, Beinstein and Rivas, neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any Common Stock of the Company, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.



                               Page 8 of 10 Pages

         (c) On December 20, 2001, New Valley and VGR completed the distribution of the Ladenburg shares to their stockholders. See Item 4. None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

         (d) No other person has the right or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons or, to the knowledge of the Reporting Persons, by their respective directors and executive officers.

ITEM 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit M:    Press Release of New Valley Corporation dated November 30, 2001.

Exhibit N:    Press Release of Vector Group Ltd. dated November 30, 2001.





                               Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 21, 2001

                                     NEW VALLEY CORPORATION

                                     By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President


                                     NEW VALLEY HOLDINGS, INC.

                                     By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President


                                     VGR HOLDING INC.

                                     By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President


                                     VECTOR GROUP LTD.

                                     By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President


                                     BENNETT S. LEBOW
                                     By:  New Valley Corporation

                                     By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President




                               Page 10 of 10 Pages

                                                                       EXHIBIT M


                                                     (CITIGATE
                                                     SARD VERBINNEN LOGO)

NEWS

FOR IMMEDIATE RELEASE


                              Contact: George Sard/Anna Cordasco/Paul Caminiti Citigate Sard Verbinnen
                                         212/687-8080


            NEW VALLEY WILL DISTRIBUTE 22,543,158 LADENBURG THALMANN
                        SHARES TO NEW VALLEY STOCKHOLDERS

                -------------------------------------------------

         MIAMI, FL, NOVEMBER 30, 2001 - New Valley Corporation (NASD: NVAL) announced today that it will distribute its 22,543,158 shares of Ladenburg Thalmann Financial Services Inc. common stock (AMEX: LTS), a 53.6% interest, to holders of New Valley common shares through a special dividend.

         The special dividend will be accomplished through a pro rata distribution of the Ladenburg shares, payable on December 20, 2001 to New Valley holders of record as of December 10, 2001. New Valley stockholders will receive
0.988 of a Ladenburg share for each share of New Valley. New Valley stockholders will receive, through an independent agent, a pro rata cash distribution for fractional shares.

         The distribution will be taxable to New Valley stockholders for Federal, state and local tax purposes first as a dividend to the extent of New Valley's earnings and profits for the current tax year. Thereafter, the distribution will be treated as a non-taxable return of capital to the extent of the stockholder's tax basis in New Valley common shares, with any remaining amount being taxed as a capital gain. The final determination of New Valley's earnings and profits, and, thus, the amount of the distribution that may be taxable as a dividend, cannot be made until determination of New Valley's year-end results.

         Under applicable tax laws, the value for tax purposes of the distribution will be determined by the trading price of the Ladenburg shares on the date of distribution to stockholders. Notwithstanding the above information, stockholders are advised to consult with their own tax advisors on this matter.

         Following the distribution of the Ladenburg shares, holders of the outstanding warrants to purchase New Valley's common shares will be entitled to receive, upon exercise of a warrant, a cash payment equal to the current market price of 0.988 of a Ladenburg share on the distribution date. Notice of the amount of the payment to be made upon exercise of the warrants will be provided to the warrant holders following the distribution date.

         New Valley is principally engaged in the investment banking and brokerage business, through Ladenburg Thalmann Financial Services Inc., and the real estate business in Russia, through BrookeMil Ltd. and Western Realty.



                                      # # #

                                                                       EXHIBIT N

                                                 (CITIGATE
                                                 SARD VERBINNEN LOGO)


NEWS

FOR IMMEDIATE RELEASE


                              Contact: George Sard/Anna Cordasco/Paul Caminiti Citigate Sard Verbinnen
                                         212/687-8080

                  VECTOR GROUP DECLARES QUARTERLY CASH DIVIDEND

                  WILL DISTRIBUTE 12,694,929 LADENBURG THALMANN
                          SHARES TO VECTOR STOCKHOLDERS

              ----------------------------------------------------

         MIAMI, FL, NOVEMBER 30, 2001 -- Vector Group Ltd. (NYSE: VGR) announced today that it has declared a regular quarterly cash dividend on its common stock of $0.40 per share. Additionally, Vector will distribute 12,694,929 shares of Ladenburg Thalmann Financial Services Inc. common stock (AMEX: LTS) to holders of Vector common stock through a special dividend. Vector will receive the Ladenburg shares as a distribution from New Valley Corporation (NASD: NVAL), its 56.3% owned subsidiary. Both the quarterly cash dividend and the special dividend of the Ladenburg shares are payable on December 20, 2001 to holders of record as of December 10, 2001.

         The special dividend will be accomplished through a pro rata distribution of the Ladenburg shares. Vector stockholders will receive 0.348 of a Ladenburg share for each share of Vector. Vector stockholders will receive, through an independent agent, a pro rata cash distribution for fractional shares.

         Bennett S. LeBow, Chairman and Chief Executive Officer of Vector Group, said, "The spin-off of Ladenburg Thalmann to Vector Group shareholders accomplishes two objectives - it provides our shareholders with additional value in the near-term, and it greatly simplifies our financial statements going forward."

         Distributions made in 2001 will be taxable to Vector stockholders for Federal, state and local tax purposes first as a dividend to the extent of Vector's earnings and profits for the current tax year. Thereafter, the distributions will be treated as a non-taxable return of capital to the extent of the stockholder's tax basis in Vector common stock, with any remaining amount being taxed as a capital gain. The final determination of Vector's earnings and profits, and, thus, the amount of the distribution that may be taxable as a dividend, cannot be made until determination of Vector's year-end results.

         Under applicable tax laws, the value for tax purposes of the distribution will be determined by the trading price of the Ladenburg shares on the date of distribution to stockholders. Notwithstanding the above information, stockholders are advised to consult with their own tax advisors on this matter.

         Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation.


                                      # # #







                                      -2-